June 7, 2019

Larry Reid
Chief Executive Officer
VoiceInterop, Inc.
8000 North Federal Highway
Suite 100
Boca Raton, FL 33487

       Re: VoiceInterop, Inc.
           Registration Statement on Form S-1
           Filed May 13, 2019
           File No. 333-231420

Dear Mr. Reid:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on May 13, 2019

Cover Page

1. Revise to disclose the number of shares being offered by the selling shareholders.
2. You state that immediately following the distribution of all the shares of VoiceInterop held by Cleartronic, Cleartronic shareholders will hold 72% of the outstanding shares of common stock of VoiceInterop. The disclosure on pages 3 and 13 indicates that
       VoiceInterop is "a wholly-owned subsidiary of Cleartronic." Please reconcile.
Prospectus Summary, page 3

3. You state on page 4 that the shares received in the spin-off are taxable as a dividend.
 Larry Reid
FirstName LastNameLarry Reid
VoiceInterop, Inc.
Comapany NameVoiceInterop, Inc.
June 7, 2019
June 7, 2019 Page 2
Page 2
FirstName LastName
         However, on page 15, under "Important Federal Income Tax Consequences" you state that the spin-off "may or may not be tax-free for Cleartronic shareholders." Please reconcile.
Risk Factors
Because of the amount of our common stock owned by three persons, page 11

4. You indicate here that three persons, consisting of your officers and directors, will hold approximately 6 million shares after the spin-off. However you indicate in your beneficial ownership table on page 35 that Larry Reid, the CEO will alone hold approximately 6.78 million shares, while the other officers and directors will not have any holdings. Please reconcile.
Capitalization, page 20

5. Please clarify in note (2) the purpose of the adjustment to eliminate the $68,000 due to unrelated third parties.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
21

6. Please discuss, in quantified detail, the anticipated impact on your future results of operations as a result of the issuance of 6 million shares of your common stock to Larry
         Reid, your CEO and 50,000 shares to Thomas Mahoney for services rendered, both of which we note are subject to the effectiveness of the registration statement. Please also explain to us how you will account for the share issuances including the valuation assigned to the shares and the timing of your expense recognition.
7. Please refer to the agreement between Cleartronic and VoiceIntrop relating to the Spin-
         Off, disclosed on page 40. It appears under the terms of this agreement,VoiceIntrop will assume, fulfill and/or indemnify Cleartronic for all liabilities reflected in the most recent
         Cleartronic Inc. balance sheet. If so, please fully discuss in quantified detail in your
         MD&A and advise us. It would also be necessary to give pro forma effect to the assumption of the Cleartronic liabilities in a column alongside your most recent historic balance sheet and in the Capitalization table on page 20. Management, page 31

8. You state here that Larry Reid is the "sole Director of VoiceInterop," although you also include Ronald George and Brian Neil as directors. Please reconcile. Security Ownership of Certain Beneficial Owners and Management, page 35

9. We note your note 1 to the beneficial ownership table indicating that 5,387,930 shares of
         Larry Reid's holdings post spin-off "may be acquired by converting 1,077,586 of
         Convertible Preferred stock." Please reconcile that disclosure with the statement that you agreed to issue 6 million shares to Larry Reid subject to the effectiveness of this
 Larry Reid
VoiceInterop, Inc.
June 7, 2019
Page 3
      registration statement. Also the reference to preferred stock in the footnote is confusing as your disclosure on page 37 indicates that there will be no shares of preferred stock outstanding following the spin-off. Please clarify.
Recent Sales of Unregistered Securities, page 44

10. Please file as exhibits the agreements underlying the unregistered sales that are being registered for resale.
Audited Financial Statements for the Years Ended September 30, 2018 and 2017 Statements of Cash Flows for the Years Ended September 30, 2017 and 2016, page F-4

11. Please revise the periods identified in the heading to align with the years covered by your financial statements.
General

12. Please update your financial statements for the period ended March 31, 2019 in accordance with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273 or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at 202-551-3436 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.



                                                            Sincerely,
FirstName LastNameLarry Reid
                                                            Division of
Corporation Finance
Comapany NameVoiceInterop, Inc.
                                                            Office of
Telecommunications
June 7, 2019 Page 3
cc:       Laura M Holm, Esq.
FirstName LastName